Exhibit 99.1

May 14, 2018

Lithium Americas Reports First Quarter 2018 Financial and Operating Results

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") has announced its financial and operating results for the quarter ended March 31, 2018.

This news release should be read in conjunction with Lithium Americas’ unaudited condensed consolidated interim financial statements and management's discussion and analysis ("MD&A") for the quarter ended March 31, 2018, which are available on Lithium Americas’ website, on SEDAR and on EDGAR.

HIGHLIGHTS

Cauchari-Olaroz:

•Development activities continue as planned with the advancement of detailed engineering, pond construction, camp construction, plant design and supply purchases, with Stage 1 production expected to commence in 2020.

•Engineering for the infrastructure is over 80% complete with plant design at close to 70% complete.
•Evaporation pond construction commenced in early February and the filling of the ponds is expected to begin in the second half of 2018.
•There are currently close to 400 people working in Argentina, including direct employees and contractors.
•Facilities to provide an additional 400 beds to the construction camp are already commissioned.

Lithium Nevada:

•On April 5, 2018 the Company updated the Measured and Indicated mineral resource at its Lithium Nevada project to 6.0 million tonnes of lithium carbonate equivalent (“LCE”) at 2,917 parts per million lithium (“ppm Li”) and the Inferred mineral resource to 2.3 million tonnes of LCE at 2,932 ppm Li.

•The updated resource represents an approximate 80% increase in the Measured and Indicated mineral resource from the Company’s 2016 resource estimate, and establishes Lithium Nevada as the largest known lithium resource in the United States.

•Remain on track to release results of NI 43-101 Preliminary Feasibility Study (“PFS”) by the end of Q2 2018.
•Continuing to evaluate potential partnership and financing scenarios to advance the Lithium Nevada project.

RheoMinerals:

•The sales for the three months ended March 31, 2018 were US$1.1 million (Q1 2017 - US$1.2 million).

Finance:

•As at March 31, 2018, the Company had US$43.5 million in cash and cash equivalents.

•As a result of the completion of the Ganfeng Lithium and Bangchak investment agreements in 2017, the Company has US$205 million in an undrawn debt facility to finance its share of capital expenditures with respect to the Minera Exar joint venture.

Corporate:

•In January 2018, the Company announced that it had received approval for the listing of its common shares (“Common Shares”) on the NYSE. The Common Shares opened for trading on the NYSE on January 25, 2018.

Financial Results:

The following selected financial information is presented in thousands of US dollars, shares in thousands, unless otherwise stated and except per share amounts

The following table summarizes the key items that resulted in the decrease in net loss for the three months ended March 31, 2018 (Q1 2018) versus the three months ended March 31, 2017 (Q1 2017), as well as certain offsetting items:

Financial results	Q1 2018	Q1 2017	Change
	$	$	$
Organoclay sales	1,096	1,167	(71)
Cost of sales	(1,677)	(1,610)	(67)
Exploration expenditures	(1,400)	(563)	(837)
Organoclay research and development	(133)	(117)	(16)
General and administrative expenses	(2,017)	(1,361)	(656)
Share of loss in Joint Venture	(164)	(1,746)	1,582
Stock-based compensation	(1,945)	(234)	(1,711)
Foreign exchange gain/(loss)	1,369	(138)	1,507
Other income/(expense)	304	(358)	662
Net Loss	(4,567)	(4,960)	393

Net loss for the three months ended March 31, 2018 was $4,567 compared to $4,960 for the three months ended March 31, 2017. Basic and diluted loss per share was $0.05 in Q1 2018 versus $0.08 in Q1 2017.

Exploration expenditures were $1,400 in Q1 2018 versus $563 in Q1 2017. The increase is due to costs incurred for the advancement of Lithium Nevada project.

The Company’s share of the Minera Exar joint venture losses decreased in Q1 2018 to $164 compared to $1,746 in Q1 2017 as the majority of costs incurred in Q1 2018 were capitalized given that the project entered the development phase in July 2017.

Stock-based compensation increased in Q1 2018 to $1,945 compared to $234 in Q1 2017 due to vesting of the 2017 stock option grants and restricted share awards to the Company’s employees, officers and directors. General and Administrative expenses increased in Q1 2018 to $2,017 versus $1,361 in Q1 2017 due to the costs of listing of the Company’s shares on the NYSE and filing of the base shelf prospectus on February 7, 2018.

The Company recognized in Q1 2018 a foreign exchange gain of $1,369 (Q1 2017 – loss of $138) which was a result of the strengthening of the US dollar against the Canadian dollar and a higher US dollar denominated cash balance in the Q1 2018 period.

Qualified Person:

The scientific and technical information in this news release has been reviewed and approved by Randal Burns, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association.  Mr. Burns is a Senior Project Geologist at Lithium Nevada Corp., a wholly-owned subsidiary of the Company. Information on the Company’s data verification and QA / QC procedures is contained in Lithium Americas’ most recently filed press-release dated April 5, 2018 and the most recently filed annual information form, and the current technical reports for the Lithium Nevada project, available at www.sedar.com.

About Lithium Americas:

Lithium Americas, together with SQM, is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Lithium Nevada project (formerly Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1150 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email:    ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-looking statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Such forward-looking information is subject to various risks and uncertainties. Forward-looking information in this news release includes, but is not limited to, statements with respect to development activities, the achievement of technical and development milestones, and commencement of production at Cauchari-Olaroz, and the timing of completion of a PFS and the potential for partnership and financing scenarios for Lithium Nevada. Forward looking information is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information, including, but not limited to, risks and uncertainties related to whether there will ever be production at the Company’s mineral properties, geological, technical, drilling or processing problems, environmental liabilities and risks inherent in mineral extraction operations, lack of availability of additional financing, and obtaining regulatory approvals in a timely manner, or at all. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.